CUSIP No. 70932M107

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PennyMac Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

70932M107

(CUSIP Number)

MFN Partners Management, L.P.

222 Berkeley Street, 13th Floor

Boston, MA 02116

Attn: Jonathan Reisman

Tel: (617) 443-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON MFN Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON Michael F. DeMichele I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

1.	NAME OF REPORTING PERSON Farhad Nanji I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,531,792
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,531,792

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1)	Excludes 170,529 shares of Common Stock (3,449 of which are restricted stock units) directly held by the Reporting Person.
(2)

Based on 66,734,198 shares of Common Stock outstanding as of May 4, 2021, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2021 filed with the Securities and Exchange Commission on May 6, 2021.

CUSIP No. 70932M107

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of PennyMac Financial Services, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 3043 Townsgate Road, Westlake Village, CA 91361.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of (i) MFN Partners, LP (the “Partnership”); (ii) MFN Partners GP, LLC (“MFN GP”), as the general partner of the Partnership; (iii) MFN Partners Management, LP (“MFN Management”), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC (“MFN LLC”), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a “Reporting Person” and collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The principal business address of each Reporting Person is c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116.

(c) The Partnership is a private investment partnership, the principal business of which is to make investments. The principal business of MFN GP is to act as the general partner of the Partnership. The principal business of MFN Management is to act as the investment adviser to the Partnership. The principal business of MFN LLC is to act as the general partner of MFN Management. Michael F. DeMichele and Farhad Nanji are managing members of MFN GP and of MFN LLC.

(d)-(e) During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele is a citizen of the United States and Farhad Nanji is citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein are directly held by the Partnership and were acquired for the account of the Partnership in multiple transactions that occurred from March 5, 2021 through June 22, 2021, for aggregate consideration of approximately $216,495,435 (including commissions). The source of funds used to acquire the Common Stock was the working capital of the Partnership.

CUSIP No. 70932M107

Item 4. Purpose of Transaction.

The Partnership acquired and holds the securities of the Issuer for investment purposes. Farhad Nanji is a member of the Issuer’s Board of Directors, as the Reporting Persons’ representative. Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons expect to evaluate their investment on an ongoing basis, and as a result may at any time or from time to time determine, either alone or as part of a group, to (a) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) dispose of all or a portion of the securities of the Issuer that they own, in the open market, in privately negotiated transactions or otherwise, or (c) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and any agreement or agreements that have been or may be entered into with the Issuer. The Reporting Persons reserve the right to change their intention with respect to any or all of such matters at any time. In reaching any decision as to a course of action, as well as to the specific elements thereof, the Reporting Persons expect that they would take into consideration a variety of factors, including but not limited to the following: the Issuer’s financial condition, strategic direction, business, prospects and anticipated future developments, conditions in the securities markets, general economic and industry conditions and other factors, actions taken by the Issuer’s management and Board of Directors, the market price of the Issuer’s securities, and changes in law and regulatory matters.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c) Information with respect to all transactions in the Common Stock effected during the past sixty days by the Reporting Persons is incorporated herein by reference to Exhibit B attached hereto .

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Transactions Effected During the Past Sixty Days

CUSIP No. 70932M107

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2021

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually